Exhibit 1

Release:	IMMEDIATE RELEASE

Contact:	Cecilia Au-Yeung
Global-Tech Advanced Innovations Inc.
Telephone: Hong Kong (852) 2814-0601
investorrelations@global-webpage.com

Web Page:	http://global-webpage.newshq.businesswire.com

GLOBAL-TECH ADVANCED INNOVATIONS REPORTS SECOND QUARTER

RESULTS FOR FISCAL 2014; ANNOUNCES CLOSURE OF EMS BUSINESS

Hong Kong, December 30, 2013 — Global-Tech Advanced Innovations Inc. (NASDAQ: GAI) today announced its financial results for the quarter ended September 30, 2013 (the Company’s second quarter of fiscal 2014). Additionally, the Company announced the closure of its EMS business.

Net sales for the second quarter of fiscal 2014 were $12.6 million, compared to $26 million for the corresponding quarter in fiscal 2013. This decrease in net sales is primarily attributable to sharp declines in sales in our EMS business which, as previously disclosed, continues to be adversely affected by a slowing Chinese domestic market, high turnover and rapidly decreasing margins. Net loss for the second quarter of fiscal 2014 was $5.2 million, or $1.70 per share, compared to a net income of $0.2 million, or $0.07 per share, for the second quarter of fiscal 2013. Net losses for the second quarter of fiscal 2014 included non-cash impairment charges of $0.9 million, provision for doubtful debts of $0.2 million and severance expenses of $0.9 million incurred in connection with reductions in workforce within our EMS segment. Of the total charges/expenses listed above, $0.6 million was reflected in cost of goods and $1.4 million in SG&A.

Net sales for the six months ended September 30, 2013 were $27.4 million, compared to $46.5 million in the corresponding six-month period in fiscal 2013. Net loss for the first six months of fiscal 2014 was $6.7 million, or $2.21 per share, compared to a net income of $0.3 million, or $0.08 per share, for the first half of fiscal 2013.

As previously disclosed, the results of the Company’s EMS business have been adversely affected by rising labor costs, high turnover and downward pricing demands from major customers. Given the weakening Chinese domestic market, management felt that these issues were likely to continue, if not worsen, and that the decision to close the EMS business was necessary to avoid incurring further losses. John C.K. Sham, the Company’s President and Chief Executive Officer, said: “After careful review and consideration of this quarter’s results, it became clear that this business was no longer economically viable for us in our current location.”

Mr. Sham continued, “Our electronic components customers, particularly our largest CCM customer, recently rebalanced their inventory which not only impacted our volume, but also the mix of our camera modules. Production from our new COB (chip-on-board) production lines increased, but many shipments were delayed until the next fiscal quarter.”

Mr. Sham concluded, “We are continuing to evaluate strategic alternatives, which include the potential leasing of our EMS facilities, which we believe could generate more positive results than would be possible from continuing current operations. Despite disappointing results from our EMS business, we remain committed to our goal of enhancing shareholder value and are diligently evaluating other opportunities. We expect improvement in the operating results of our electronic components business in the upcoming quarter.”

Global-Tech Advanced Innovations Inc. is a holding company, owning subsidiaries that manufacture and market a diversified portfolio of products, such as complementary metal oxide semiconductor (CMOS) and camera modules (CCMs). The primary focus of its subsidiaries is to develop and market high-quality products for the communications industry in China and export such products to markets in other countries throughout the world.

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should,” “estimates,” or variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, demand for new and existing products in our core business, the financial condition of the Company’s customers, product demand and market acceptance especially of our new products, the success of new product development especially in the area of cellular phone components and solutions, compact camera modules and other pending projects, reliance on material customers, suppliers and key strategic alliances, the terms and conditions of customer contracts and purchase orders, availability and cost of raw materials, the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of manufacturing capacity to higher-value, technology-oriented products, currency fluctuations, including the revaluation of the Chinese Renminbi, the imposition by China’s trading partners of economic sanctions and/or protective tariffs on Chinese manufactured goods, uncertainties associated with investments, the regulatory environment, fluctuations in operating results, the impact of changing global, political and economic conditions and other risks detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission including its most recent Report on Form 20-F. The Company does not undertake to update its forward-looking information, or any other information contained or referenced in this press release to reflect future events or circumstances.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in thousands of United States dollars, except per share data)

	Three Months Ended September 30,		Six Months Ended September 30,
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales	$12,614	$26,040	$27,413	$46,532
Cost of goods sold	(13,314)	(22,066)	(27,216)	(39,516)

Gross profit (loss)	(700)	3,974	197	7,016
Selling, general and administrative expenses	(5,079)	(4,000)	(8,562)	(7,452)
Other operating income (expense)	—	—	—	—

Operating (loss)	(5,779)	(26)	(8,365)	(436)
Interest income, net	170	210	302	345
Other income (expense), net	461	96	1,313	394

Income (loss) from continuing operations before income taxes	(5,148)	280	(6,750)	303
Income tax expenses	(66)	(102)	(30)	(102)

Net income (loss)	(5,214)	178	(6,780)	201
Net income (loss) attributable to non-controlling interests	47	25	73	51

Net income (loss) attributable to shareholders	$(5,167)	$203	$(6,707)	$252

Basic earnings (loss) per common share	$(1.70)	$0.07	$(2.21)	$0.08

Diluted earnings (loss) per common share	$(1.70)	$0.07	$(2.21)	$0.08

Basic weighted average number of shares outstanding	3,040	3,039	3,040	3,039

Diluted weighted average number of shares outstanding	3,040	3,039	3,040	3,039

GLOBAL-TECH ADVANCED INNOVATIONS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of United States dollars)

	September 30, 2013
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$15,975	$32,385
Time deposits	19,601	—
Restricted cash	4,079	14,592
Available-for-sale investments	—	17
Accounts and bills receivable	13,655	19,714
Inventories	9,114	5,392
Prepaid expenses	198	181
Deposits and other assets	1,523	5,044
Amount due from a related party	13	19

Total current assets	64,158	77,344
Interests in jointly-controlled entities	—	—
Property, plant and equipment, net	29,424	26,529
Land use rights, net	3,022	3,027
Deposits paid for purchase of property, plant and equipment	178	280
Available for sales investments	1,048	1,045

Total assets	$97,830	$108,225

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	2,616	4,826
Accounts payable	10,083	7,135
Customer deposits	1,169	1,331
Accrued salaries, allowances and other employee benefits	3,575	4,368
Other accrued liabilities	5,574	9,644
Income tax payable	4,522	4,659

Total current liabilities	27,539	31,963
Deferred tax liabilities	5	5

Total liabilities	27,544	31,968

Shareholders’ equity:
Common stock, par value $0.04 per share; 12,500,000 shares authorized; 3,230,814 shares issued as of September 30 and March 31, 2013	129	129
Additional paid-in capital	85,062	85,053
Statutory reserves	1,238	1,238
Accumulated deficit	(22,640)	(15,933)
Accumulated other comprehensive income	11,510	10,710
Less: Treasury stock, at cost, 189,587 shares as of September 30 and March 31, 2013	(4,663)	(4,663)

Total Global-Tech Advanced Innovations Inc. shareholders’ equity	70,636	76,534
Non-controlling interests	(350)	(277)

Total equity	70,286	76,257

Total liabilities and shareholders’ equity	$97,830	$108,225